UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2007

GENESYS S.A.

(Exact name of registrant as specified in its charter)

Le Triade, 215 rue Samuel Morse, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒                           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):               ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):               ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                         .

Genesys Conferencing Reports 2006 Revenue of 141.6 million euros

Vienna, Virginia and Montpellier, France—February 14, 2007—Genesys Conferencing (Euronext Eurolist C: FR0004270270) (NASDAQ: GNSY), a global multimedia collaboration service leader, today reports volume and revenue (unaudited) for the fourth quarter and fiscal year ended December 31, 2006 under International Financial Reporting Standards (IFRS).

Volume Growth

•      Q4 2006 total volume of 604.7 million minutes, up 21.4% from Q4 2005

•      2006 total volume of 2.3 billion minutes, up 15.8% compared to 2005

Total volume increased by 311.3 million minutes in 2006 compared to 2005.  Over one-third of this incremental minute growth was generated in the fourth quarter of 2006 despite year-end seasonality, reflecting a higher contribution from customers won in 2006.  Genesys Meeting Center volume for the fourth quarter of 2006 recorded its highest level of quarter-over-quarter minute growth for the year increasing 23.3% to 572.0 million minutes.

Revenue(1) In-Line with Guidance

•                  Q4 2006 revenue of 35.2 million euros compared to 35.5 million euros in Q4 2005

•                  2006 revenue of 141.6 million euros compared to 141.9 million euros in 2005

•                  In U.S. dollars(1), 2006 revenue was 177.8 million dollars compared to 176.6 million dollars in 2005

2006 total revenue was stable compared to 2005 despite the impact of the previously announced major customer loss at the end of 2005, the continuation of price erosion in the competitive marketplace for large enterprise customers and the expected decline in legacy attended services.  Total 2006 revenue of 141.6 million euros was in line with previously issued guidance of 140 million euros to 144 million euros.

Revenue from Genesys Meeting Center automated services was up 1.1% in the fourth quarter of 2006 and was up 1.4% for the full year 2006.  Genesys Meeting Center revenue for the fourth quarter of 2006 was 28.1 million euros and 111.5 million euros for the full year 2006, accounting for nearly 80% of total 2006 revenue.

(1)                                  Please refer to the paragraph “Impact of Exchange Rates” below for information regarding the calculation of U.S.
dollar amounts.

Impact of Exchange Rates

The company serves large enterprises on a worldwide basis.  As a result, it has extensive international operations and, thus, significant exposure to exchange rate fluctuations, in particular those of the U.S. dollar.  In 2006, and continuing through the first quarter of 2007, the U.S. dollar has fluctuated compared to the euro. As a result, the comparability of the company’s revenues and results of operations expressed in euros were affected.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties’ intent, belief or current expectations regarding future events and trends affecting the parties’ financial condition or results of operations.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys Conferencing with the Securities and Exchange Commission on May 18, 2006.

Although Genesys Conferencing’s management believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

Genesys Conferencing—Connecting the World for 20 Years

Founded in 1986, Genesys Conferencing is a leading provider of converged collaboration and communication services to thousands of organisations worldwide, including more than 200 of the Fortune Global 500.  The company’s flagship product, Genesys Meeting Center, provides an integrated multimedia conferencing solution that is easy to use and available on demand.  With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext Eurolist C in France (FR0004270270) and on the NASDAQ in the U.S. (GNSY).  Additional information is available at www.genesys.com.

At Genesys Conferencing

Andrew G. Lazarus
Executive Vice President, Chief Financial Officer
Phone: +1 703-749-2500
andrew.lazarus@genesys.com

Marine Pouvreau
Investor Relations Manager
Phone: +1703-749-2500
marine.pouvreau@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 14, 2007

GENESYS SA

By:	/s/ François Legros
Name:	François Legros
Title:	Chairman and Chief Executive Officer